July 16, 2014

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Reynolds

Assistant Director

Re:	Terrapin 3 Acquisition Corporation

Registration Statement on Form S-1

Filed June 23, 2014, as amended

File No. 333-196980

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Terrapin 3 Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Wednesday, July 16, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 154 copies of the Preliminary Prospectus dated July 15, 2014 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeffrey Mortara
Name:	Jeffrey Mortara
Title:	Managing Director

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director